Exhibit 99.1

B.O.S. Better Online Solutions Ltd.
20 Freiman Street
Rishon LeZion 7535825
Israel

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on December 10, 2026

To our Shareholders:

You are invited to attend an Annual Meeting of Shareholders of B.O.S. Better Online Solutions Ltd. (the “Company”) to be held at the Company’s offices, at 20 Freiman Street, Rishon LeZion, Israel on December 10, 2026, at 4:00 P.M. local time, and thereafter as it may be adjourned from time to time (the “Meeting”) for the following purposes:

1.      To re-elect the following person to serve as a director on the Company’s Board of Directors (the “Board”) for such term as set forth below, and until his successor has been duly elected and qualified:

Yaron Eldad — for a term of 3 years (Class B).

2.      To approve a one-time discretionary bonus to the CEO for fiscal year 2025, payable in Ordinary Shares, as described under Proposal 2 of the Proxy Statement.

3.      To approve an amendment to the CEO’s bonus plan to include a formulaic performance bonus commencing with fiscal year 2026, as described under Proposal 3 of the Proxy Statement.

4.      To approve changing the Company’s name from “B.O.S. Better Online Solutions Ltd.” to “BOS Technologies Ltd.” and making the corresponding amendments to the Company’s Memorandum of Association and Articles of Association.

5.      To approve the Company’s proposed Amended and Restated Compensation Policy as described in the Proxy Statement.

6.      To appoint Fahn Kanne & Co. Grant Thornton Israel, as the Company’s Independent Auditors for the year ending December 31, 2026, and for such additional period until the next annual general meeting of shareholders.

7.      To review the Auditor’s Report and the Company’s Consolidated Financial Statements for the fiscal year ended December 31, 2025.

The Board has fixed the close of business on October 26, 2026, as the date for determining the holders of record of Ordinary Shares entitled to notice of and to vote at the Meeting and any adjournments thereof.

Proposals 1 and 6 are ordinary resolutions, which require the affirmative vote of a majority of the Ordinary Shares of the Company voted in person or by proxy at the Meeting on the matter presented for passage.

Proposal 4 requires the affirmative vote of the holders of at least 75% of the voting power of the shares voted in person or by proxy on the proposal. Abstentions and broker non-votes will not be counted as votes for or against the proposal. The votes of all shareholders who vote on the proposal will be counted.

Proposals 2, 3 and 5 each require the affirmative vote of a majority of the shares voted in person or by proxy on the applicable proposal, provided that either: (i) a majority of the shares voted in person or by proxy on that proposal by shareholders who are not Controlling shareholders and do not have a personal interest in its approval are voted in favor, excluding abstentions; or (ii) the shares voted against that proposal by such shareholders do not exceed 2% of the Company’s total outstanding voting power. Shares not voted, including abstentions and broker non-votes, are not counted as votes for or against a proposal.

“Controlling” for the purpose of the preceding paragraph means the ability to direct the acts of the Company. Any person holding twenty five percent (25%) or more of the voting power of the Company or the right to appoint directors or the Chief Executive Officer is presumed to have control of the Company.

A “personal interest” is defined as a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative (which includes any members of his/her (or his/her spouse’s) immediate family or the spouses of any such members of his or her (or his/her spouse’s) immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but excluding a personal interest arising solely from holding of shares in the Company.

Each shareholder voting at the Meeting or prior thereto by means of the accompanying Proxy Card is deemed to declare that it does not have a personal interest in the relevant proposal. If you have a personal interest in the approval of one or more proposals, please notify the Company accordingly.

The review of our audited Consolidated Financial Statements for the fiscal year ended December 31, 2025, described in proposal 7 does not involve a vote of our shareholders.

Further details of these matters to be considered at the Meeting are contained in the attached Proxy Statement. Copies of the resolutions to be adopted at the Meeting will be available to any shareholder entitled to vote at the meeting for review at the Company’s offices during regular business hours.

The Board believes that the shareholders of the Company should be represented as fully as possible at the Meeting and encourages your vote. Whether or not you plan to be present, kindly complete, date and sign the enclosed proxy card exactly as your name appears on the envelope containing this Notice of Annual General Meeting and mail it promptly so that your votes can be recorded. No postage is required if mailed in the United States. Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy or to vote your shares in person. All proxy instruments and powers of attorney must be delivered to the Company no later than 48 hours prior to the Meeting. The Company’s Proxy Statement is furnished herewith. The presence, in person or by proxy, of at least two shareholders holding at least 33⅓% of the voting rights, will constitute a quorum at the Meeting.

Joint holders of Ordinary Shares should take note that, pursuant to Article 14.13 of the Articles of Association of the Company, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) of the share, and for this purpose seniority will be determined by the order in which the names stand in the shareholders’ register.

By Order of the Board of Directors,

Osnat Gur, Chair of the Board of Directors

October 20, 2026

YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE DATE AND SIGN THE PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE FOR WHICH NO POSTAGE IS REQUIRED IF MAILED IN THE UNITED STATES. YOU CAN LATER REVOKE YOUR PROXY, ATTEND THE MEETING AND VOTE YOUR SHARES IN PERSON. ALL PROXY INSTRUMENTS AND POWERS OF ATTORNEY MUST BE DELIVERED TO THE COMPANY NO LATER THAN 48 HOURS PRIOR TO THE MEETING.

B.O.S. Better Online Solutions Ltd.

20 Freiman Street
Rishon LeZion 7535825
Israel

ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on December 10, 2026

PROXY STATEMENT

This Proxy Statement is furnished to the holders of ordinary shares, of no nominal value (the “Ordinary Shares”), of B.O.S. Better Online Solutions Ltd. (the “Company”) in connection with the solicitation of proxies to be voted at the Annual General Meeting of Shareholders of the Company (the “Meeting”) to be held in Israel at the Company’s offices at 20 Freiman Street, Rishon LeZion, Israel on December 10, 2026, at 4:00 P.M. local time, and thereafter as it may be adjourned from time to time.

At the Meeting, shareholders of the Company will be asked to vote upon the following matters:

1.      To re-elect the following person to serve as a director on the Company’s Board of Directors (the “Board”) for such term as set forth below, and until his successor has been duly elected and qualified:

Yaron Eldad — for a term of 3 years (Class B).

2.      To approve a one-time discretionary bonus to the CEO for fiscal year 2025, payable in Ordinary Shares, as described under Proposal 2 of the Proxy Statement.

3.      To approve an amendment to the CEO’s bonus plan to include a formulaic performance bonus commencing with fiscal year 2026, as described under Proposal 3 of the Proxy Statement.

4.      To approve changing the Company’s name from “B.O.S. Better Online Solutions Ltd.” to “BOS Technologies Ltd.” and making the corresponding amendments to the Company’s Memorandum of Association and Articles of Association.

5.      To approve the Company’s proposed Amended and Restated Compensation Policy as described in the Proxy Statement.

6.      To appoint Fahn Kanne & Co. Grant Thornton Israel, as the Company’s Independent Auditors for the year ending December 31, 2026, and for such additional period until the next annual general meeting of shareholders.

7.      To review the Auditor’s Report and the Company’s Consolidated Financial Statements for the fiscal year ended December 31, 2025.

A proxy card for use at the Meeting and a return envelope for the proxy card are enclosed. By signing the proxy card, shareholders may vote their shares at the Meeting whether or not they attend. Upon the receipt of a properly signed and dated proxy card in the form enclosed, the shares represented thereby shall be voted in accordance with the instructions of the shareholder indicated thereon, or, if no direction is indicated, then in accordance with the recommendations of the Board of Directors. Your voting through the use of a proxy card will constitute a declaration that you do not have a personal interest in the relevant proposal. If you have a personal interest in the approval of one or more proposals, please notify the Company accordingly. The Company knows of no other matters to be submitted at the Meeting other than as specified in the Notice of the Annual General Meeting of Shareholders enclosed with this Proxy Statement. Shares represented by executed and unrevoked proxies will be voted. On all matters considered at the Meeting, abstentions and broker non-votes will not be treated as either a vote “for” or “against” the matter, although they will be counted to determine if a quorum is present.

The proxy solicited hereby may be revoked at any time prior to its exercise, by the substitution with a new proxy bearing a later date or by a request for the return of the proxy at the Meeting. All proxy instruments and powers of attorney must be delivered to the Company no later than 48 hours prior to the Meeting.

The Company expects to mail this Proxy Statement and the enclosed form of proxy card to shareholders on or about October 20, 2026. All expenses of this solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, directors, officers and employees of the Company, without receiving additional compensation therefor, may solicit proxies by telephone, facsimile, electronic mail, in person or by other means. Brokerage firms, nominees, fiduciaries and other custodians have been requested to forward proxy solicitation materials to the beneficial owners of shares of the Company held of record by such persons, and the Company will reimburse such brokerage firms, nominees, fiduciaries and other custodians for reasonable out-of-pocket expenses incurred by them in connection therewith.

Shareholders Entitled to Vote. Only holders of record of Ordinary Shares at the close of business on October 26, 2026, are entitled to notice of and to vote at the Meeting. The Company had 7,103,434 Ordinary Shares issued and outstanding on October 20, 2026. Each Ordinary Share is entitled to one vote on each matter to be voted on at the Meeting. The Articles of Association of the Company do not provide for cumulative voting for the election of the directors or for any other purpose. The presence, in person or by proxy, of at least two shareholders holding at least 33⅓% of the voting rights, will constitute a quorum at the Meeting.

Votes Required.

Proposals 1 and 6 are ordinary resolutions, which require the affirmative vote of a majority of the Ordinary Shares of the Company voted in person or by proxy at the Meeting on the matter presented for passage.

Proposal 4 requires the affirmative vote of the holders of at least 75% of the voting power of the shares voted in person or by proxy on the resolution.

Proposals 2, 3 and 5 are special resolutions, which require the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either: (i) at least a majority of the voted shares of shareholders who are not Controlling shareholders and who do not have a personal interest in the applicable resolution are voted in favor of the applicable resolution, disregarding abstentions; or (ii) the total number of shares of shareholders, who are not Controlling shareholders and who do not have a personal interest in the applicable resolution, voted against the applicable resolution does not exceed two percent (2%) of the outstanding voting power in the Company.

“Controlling” for the purpose of the preceding paragraph means the ability to direct the acts of the Company. Any person holding twenty five percent (25%) or more of the voting power of the Company or the right to appoint directors or the Chief Executive Officer is presumed to have control of the Company.

A “personal interest” is defined as a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative (which includes any members of his/her (or his/her spouse’s) immediate family or the spouses of any such members of his or her (or his/her spouse’s) immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but excluding a personal interest arising solely from holding of shares in the Company.

The proxy card will indicate that the voting shareholder is not a Controlling shareholder and does not have a personal interest in the applicable proposal. Shareholders are required to advise the Company if either statement is incorrect.

If you are a Controlling shareholder or a shareholder who has a personal interest in the resolution, please notify Mr. Eyal Cohen, our Chief Executive Officer, at c/o 20 Freiman Street, Rishon LeZion, 7535825, Israel; telephone: +972-3-9542070, or by email: eyalc@boscom.com. If your shares are held in “street name” by your broker, bank or other nominee and you are a Controlling shareholder or a shareholder who has a personal interest in the resolution, you should notify the Company as outlined above, and, in addition, you should advise your broker, bank or other nominee of that status, and they in turn should notify the Company as described in the preceding sentence.

The review of our audited Consolidated Financial Statements for the fiscal year ended December 31, 2025, described in proposal 7 does not involve a vote of our shareholders.

Further details of these matters to be considered at the Meeting are contained in the attached Proxy Statement. Copies of the resolutions to be adopted at the Meeting will be available to any shareholder entitled to vote at the meeting for review at the Company’s offices during regular business hours.

The Board believes that the shareholders of the Company should be represented as fully as possible at the Meeting and encourages your vote. Whether or not you plan to be present, kindly complete, date and sign the enclosed proxy card exactly as your name appears on the envelope containing this Notice of Annual General Meeting and mail it promptly so that your votes can be recorded. No postage is required if mailed in the United States. Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy or to vote your shares in person. All proxy instruments and powers of attorney must be delivered to the Company no later than 48 hours prior to the Meeting. The Company’s Proxy Statement is furnished herewith.

Joint holders of Ordinary Shares should take note that, pursuant to Article 14.13 of the Articles of Association of the Company, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) of the share, and for this purpose seniority will be determined by the order in which the names stand in the shareholders’ register.

By Order of the Board of Directors,

Osnat Gur, Chair of the Board of Directors

October 20, 2026

YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE DATE AND SIGN THE PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE FOR WHICH NO POSTAGE IS REQUIRED IF MAILED IN THE UNITED STATES. YOU CAN LATER REVOKE YOUR PROXY, ATTEND THE MEETING AND VOTE YOUR SHARES IN PERSON. ALL PROXY INSTRUMENTS AND POWERS OF ATTORNEY MUST BE DELIVERED TO THE COMPANY NO LATER THAN 48 HOURS PRIOR TO THE MEETING.

I.       PRINCIPAL SHAREHOLDERS; EXECUTIVE COMPENSATION

The following table sets forth, as of October 20, 2026, to the Company’s knowledge, information as to each person known to the Company to be the beneficial owner of more than five percent (5%) of the Company’s outstanding Ordinary Shares. To the Company’s knowledge, based on information provided by the owners, the beneficial owners of the shares listed below have sole investment and voting power with respect to those shares.

Applicable percentage ownership in the following table is based on 7,103,434 shares outstanding as of October 20, 2026.

The shareholders’ holdings reflect their voting rights. The Company’s major shareholders do not have different voting rights than other shareholders, with respect to their shares.

Shares Beneficially Owned

Name and Address	Outstanding Shares	Warrant Shares	Total Shares	Percentage
Todd M. Felte 8655 East Via De Ventura Suite G-175 Scottsdale, AZ 85258(1)	458,118	165,100	623,218	8.6%

____________

(1)      The Company has no current information confirming Mr. Felte’s continued ownership above 5%.

Summary Compensation Table

The following table outlines the compensation (in thousands of U.S. dollars) of our five most highly compensated office holders and employees during or with respect to the year ended December 31, 2025.

For purposes of the table and the summary below, “compensation” includes base salary, discretionary and non-equity incentive bonuses, equity-based compensation, payments accrued or paid in connection with retirement or termination of employment, and personal benefits and perquisites such as car and social benefits paid to or earned by each listed executive during the year ended on December 31, 2025.

Name	Position	Salary Cost	Non-Equity Incentive Bonuses	Equity-Based Compensation	Car expenses	Total
Eyal Cohen	CEO	$334	$—	$115	$19	$468
Avidan Zelicovsky	President and Head of the Supply Chain division	$294	$162	$6	$39	$501
Moshe Zeltzer	CFO	$143	$—	$12	$11	$166
Hagit Eliyahu	VP, Supply Chain division	$156	$409	—	$18	$582
Uzi Parizat	VP Sales & Marketing, RFID division	$167	$16	—	$18	$201

II.     RESOLUTIONS

At the Meeting, the shareholders are requested to elect the following to serve as a director on the Company’s Board of Directors, for such term as set forth below and until his successor has been duly elected and qualified:

Yaron Eldad — for a term of 3 years (Class B).

The Company’s Articles of Association currently provide that the number of directors in the Company shall be determined from time to time by the annual general meeting, provided that it shall neither be less than four (4) nor more than seven (7).

Following the reelection of Mr. Yaron Eldad, the Company’s Board shall be comprised of 4 members.

Regulation 5D of the Israeli Companies Regulations (Relief for Public Companies with Shares Listed for Trading on a Stock Market Outside of Israel), 5760-2000 (the “Relief Regulations”) provides that a public company with securities listed on the Nasdaq Capital Market that has no controlling shareholder, may elect to be exempt from the requirements under the Companies Law, 5759-1999 (the “Companies Law”), to appoint external directors. The Company has adopted this exemption and consequently the Company’s Board of Directors does not include external directors, as defined under the Companies Law.

The Companies Law provides that a nominee for a position of a director shall have declared to the Company that he or she complies with the qualifications prescribed by the Companies Law for appointment as a director. The proposed nominee has declared to the Company that he complies with such qualifications.

The nominee named in this proposal 1, if elected, shall hold office for the term noted above, and until his successor has been duly elected and qualified, unless the office is vacated earlier. The Company is unaware of any reason why the nominee, if elected, should be unable to serve as a director. The nominee has advised the Board that he intends to serve as a director if elected.

Nominee for the Board of Directors

Set forth below is information about the nominee, including age, position(s) held with the Company, principal occupation, business history and other directorships held.

Name	Age	Position
Mr. Yaron Eldad(1)	59	Chairman of Audit and Compensation Committees and Director

____________

(1)      Mr. Yaron Eldad holds options to purchase 7,500 Ordinary Shares, which he received upon his appointment as a director, in accordance with the Shareholders resolution in October 2019. In addition, in accordance with the shareholders’ resolution of December 5, 2024, upon his re-election for an additional 3-year term, Mr. Eldad will be entitled to a grant of 15,000 options to purchase Ordinary Shares.

Mr. Yaron Eldad joined the Company’s Board of Directors in January 2021 and was appointed Chair of the Audit Committee and the Compensation Committee. Since September 2026, he has served as Chief Financial Officer of Freightos Ltd. (NASDAQ: CRGO). From 2022 to 2026, he served as Chief Financial Officer of Evogene Ltd. (NASDAQ and TASE: EVGN). From 2010 to 2022, he served as Chief Executive Officer and Chief Financial Officer of Yamba Group Ltd., an international trading company specializing in consumer electronics. From 2008 to 2010, he was Chief Financial Officer of Recoly N.V., and from 1995 to 2008, he was Chief Financial Officer of e-SIM Ltd.

Mr. Eldad holds an MBA in Strategic Management from the Hebrew University of Jerusalem, an M.A. in Law from Bar-Ilan University, and a B.A. in Economics and Accounting from Ben-Gurion University of the Negev. The Company’s Board has determined that he qualifies as an independent director and an audit committee financial expert under SEC and Nasdaq rules.

Compensation of Directors and Senior Officers

The following table presents the total compensation (in thousands of U.S. dollars) paid to or accrued on behalf of all of our directors and senior officers as a group for the year ended December 31, 2025 (6 persons):

Year ended December 31, 2025
Salaries, Directors’ fees, Service fees, Commissions and Bonuses(1)	$1,011
Pension, Retirement and Similar benefits	$118

____________

(1)      Does not include amounts expended by the Company, including car expenses, business association dues, expense reimbursements and other fringe benefits commonly reimbursed or paid for by companies.

At the Meeting, the Board of Directors proposes that the following resolution be adopted:

“RESOLVED, to elect the following person to the Board, for such term as set forth below and until his respective successor has been duly elected and qualified: Yaron Eldad — for a term of 3 years (Class B).”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the foregoing resolution.

2.      APPROVAL OF A ONE-TIME DISCRETIONARY BONUS TO THE CEO FOR FISCAL YEAR 2025, PAYABLE IN ORDINARY SHARES.

Background and Reasons for the Proposed Bonus

The Compensation Committee and the Board of Directors recommend that shareholders approve a one-time discretionary bonus of US$150,000 to the Company’s Chief Executive Officer for fiscal year 2025, payable in Ordinary Shares (the “CEO Bonus”). In determining the bonus amount, the Compensation Committee and the Board considered the Company’s record financial performance in 2025, the CEO’s personal contribution to that performance and market benchmark data, as described below.

Record financial results. Under the CEO’s leadership, the Company successfully advanced its growth strategy and achieved record revenues and net income in 2025:

	2025	2024	Growth
Revenues	$50.6 million	$39.9 million	+26.6%
Net income	$3.6 million	$2.3 million	+57.0%
EBITDA	$4.6 million	$3.2 million	+42.6%
Basic earnings per share	$0.59	$0.40	+47.5%

A foundation for continued performance. As of December 31, 2025, the Company’s contracted backlog stood at $24 million, providing a solid foundation for future performance.

A significantly stronger balance sheet. As of December 31, 2025, cash and cash equivalents reached a record $11.8 million, up from $3.4 million a year earlier, and shareholders’ equity grew to $28.7 million (64.3% of total assets), from $21.3 million. This gives the Company significant financial flexibility to pursue its strategy.

Expanding investor engagement. The CEO led a sustained effort to raise the Company’s profile in the investment community, including participation in two investor conferences and dozens of one-on-one meetings with investors.

A disciplined approach to M&A. During 2025, the CEO devoted significant time and effort to identifying and evaluating potential merger and acquisition opportunities. Drawing on his extensive M&A experience, he applies rigorous screening criteria, pursuing only opportunities that support the Company’s long-term strategy and create lasting shareholder value.

Alignment with shareholders. On October 19, 2026, the CEO exercised options to purchase 31,124 Ordinary Shares and paid the Company $101,000 in cash. In addition, subject to shareholder approval, the CEO Bonus will be paid in Ordinary Shares. These actions demonstrate the CEO’s confidence in the Company and further align his interests with those of our shareholders.

Compensation remains at the low end of the market. The Board commissioned an external benchmark study from Prof. Moshe Zviran, comparing the CEO’s compensation with that of chief executives in a peer group of comparable companies. The study found that the CEO’s total compensation (base salary together with the proposed bonus) is at the lower end of the peer-group range.

In light of the above, the Compensation Committee and the Board believe that the proposed bonus fairly rewards the CEO for the Company’s exceptional 2025 performance, keeps his total compensation modest relative to the market, and supports the retention of a leader who has delivered meaningful value to shareholders.

The CEO Bonus exceeds the five-monthly-salary cap prescribed under the Company’s existing Compensation Policy by approximately $34,000. Following a recent review of the Company’s Compensation Policy, the Compensation Committee and the Board determined that the existing compensation limits applicable to the CEO were inadequate in light of prevailing market benchmarks and the CEO’s contribution to the Company’s growth. Accordingly, the proposed Amended and Restated Compensation Policy submitted for shareholder approval at this Meeting (Proposal 5) provides for an increase in the bonus cap applicable to the CEO to eleven monthly base salaries. The proposed CEO Bonus, equal to approximately 6.5 monthly base salaries, is consistent with the proposed Amended and Restated Compensation Policy submitted for shareholder approval. To the extent that the proposed Amended and Restated Compensation Policy is not approved and does not otherwise become effective, the proposed CEO Bonus is submitted for shareholder approval as a deviation from the Company’s existing Compensation Policy, in accordance with the applicable provisions of the Israeli Companies Law, 5759-1999.

Subject to shareholder approval and completion of applicable issuance requirements, the CEO Bonus will be paid in Ordinary Shares as soon as reasonably practicable following approval. The number of shares will be calculated by dividing US$150,000 by the volume-weighted average of the daily closing prices of the Company’s Ordinary Shares on Nasdaq during the 20 trading days preceding the date of shareholder approval, and will be rounded down to the nearest whole share. The CEO Bonus is subject to any recovery required by law or under the Company’s applicable clawback and recoupment policies, including Section 4.4 and Exhibit A to the proposed Amended and Restated Compensation Policy, if applicable.

At the Meeting, the Board of Directors proposes that the following resolution be adopted:

“RESOLVED, to approve the one time discretionary bonus to the CEO for fiscal year 2025, payable in Ordinary Shares, as described in the Proxy Statement.”

Vote Required

Under the Companies Law, the approval of this resolution requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either: (i) at least a majority of the voted shares of shareholders who are not Controlling shareholders and who do not have a personal interest in the resolution are voted in favor of the resolution, disregarding abstentions; or (ii) the total number of shares of shareholders, who are not Controlling shareholders and who do not have a personal interest in the resolution, voted against the resolution does not exceed two percent (2%) of the outstanding voting power in the Company.

3.      APPROVAL OF AN AMENDMENT TO THE BONUS PLAN OF THE CEO.

Through fiscal year 2025, the CEO’s annual bonus was not set by a predefined formula. Instead, the Board of Directors determined it at its discretion and submitted it to the shareholders for approval. The Board believes it is important to tie the CEO’s annual bonus directly to measurable results. The Compensation Committee and the Board of Directors have resolved, subject to shareholder approval, to incorporate a formulaic annual performance bonus into the CEO’s bonus plan, commencing with fiscal year 2026. The arrangement is described in Section 4.4 of the proposed Amended and Restated Compensation Policy attached as Exhibit A and is summarized below. The formula-based bonus plan is built on the two measures the Company considers most important to long-term shareholder value: revenues and profitability. Accordingly, beginning with fiscal year 2026, the CEO’s annual bonus will be calculated as follows:

Part A will equal 3% of the Company’s Adjusted Net Profit, capped at seven monthly Base Salaries, and will be payable in cash.

Part B will equal 3% of the positive year-over-year increase in the Company’s consolidated annual revenues, capped at four monthly Base Salaries, and will be settled in Ordinary Shares.

Part A will not be payable if Adjusted Net Profit is zero or negative, and Part B will not be payable if revenue growth is zero or negative.

“Adjusted Net Profit” has the meaning set forth in Section 4.4 of the proposed Policy: consolidated net profit attributable to the Company’s shareholders, as reflected in the Company’s audited annual consolidated financial statements, calculated before deducting any Annual Bonus payable to the CEO and after deducting bonuses payable to other Officers.

Part A may be paid through quarterly advances based on cumulative year-to-date results, subject to the limits and reconciliation provisions in Section 4.4, with the final entitlement determined following Board approval of the audited annual consolidated financial statements. Part B will be calculated following that approval and settled in Ordinary Shares using the weighted average closing price of the Ordinary Shares on Nasdaq during the 20 trading days preceding the Board’s approval of those financial statements. The aggregate Annual Bonus is subject to an eleven-monthly-Base-Salary cap. As provided in Sections 4.4 and 4.5 of the proposed Compensation Policy, that cap also takes account of applicable discretionary or special bonuses and the annualized grant-date fair value of separate Equity Awards attributed to the applicable fiscal year. Ordinary Shares issued solely to settle an earned Annual Bonus will not be counted a second time as a separate Equity Award. The complete calculation, payment, cap and recovery provisions are set forth in Section 4.4 of Exhibit A.

The parameters of the proposed performance-bonus arrangement were established following consideration of an expert comparative study commissioned by the Compensation Committee. The study found that the CEO’s total compensation (base salary together with the bonus payable under the proposed bonus plan) is at the lower end of the peer-group range.

The Committee determined that the arrangement will serve to promote the CEO’s motivation and commitment to the Company. The arrangement is proposed to apply beginning with fiscal year 2026, subject to shareholder approval of Proposal 3. It may continue without annual reapproval as provided in Section 4.4 of the proposed Amended and Restated Compensation Policy attached as Exhibit A.

Proposal 3 seeks shareholder approval of the CEO’s formulaic performance-bonus arrangement described in this Proposal 3 and in Section 4.4 of the proposed Amended and Restated Compensation Policy attached as Exhibit A. Approval of Proposal 5 alone will not approve the CEO’s specific bonus arrangement. If the proposed Policy is not approved and does not otherwise become effective, Proposal 3 also seeks approval of the specifically disclosed deviation from the Company’s existing Compensation Policy.

At the Meeting, the Board of Directors will propose that the following resolution be adopted:

“RESOLVED, to approve the amendment to the CEO’s bonus plan to include the formulaic performance-bonus arrangement described under Proposal 3 of the Proxy Statement.”

Vote Required

Under the Companies Law, the approval of this resolution requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either: (i) at least a majority of the voted shares of shareholders who are not Controlling shareholders and who do not have a personal interest in the resolution are voted in favor of the resolution, disregarding abstentions; or (ii) the total number of shares of shareholders, who are not Controlling shareholders and who do not have a personal interest in the resolution, voted against the resolution does not exceed two percent (2%) of the outstanding voting power in the Company.

4.      APPROVAL OF THE CHANGE OF THE COMPANY’S NAME AND CORRESPONDING AMENDMENTS TO CONSTITUTIONAL DOCUMENTS

The Board of Directors recommends that the shareholders approve changing the Company’s name from “B.O.S. Better Online Solutions Ltd.” to “BOS Technologies Ltd.” (in Hebrew: בוס טכנולוגיות בע"מ), or another similar name containing “BOS” or its Hebrew equivalent selected by the Board of Directors and approved by the Israeli Registrar of Companies (the “Registrar”).

The proposed name change is intended to better reflect the Company’s business activities and strategic direction.

Under Israeli law, the proposed change of name is subject to the approval of the Registrar. There can be no assurance that the proposed name will be approved by the Registrar.

In the event that the Registrar does not approve the proposed name, the Board of Directors will be authorized to select another similar name containing the term “BOS” (or its Hebrew equivalent), together with such additional word or expression as the Board deems appropriate, subject to approval by the Registrar, without requiring further shareholder approval. The Board may also determine not to proceed with the name change, in which case the Company’s existing name will remain unchanged.

The proposed name change will become effective upon approval and registration by the Registrar.

In connection with and subject to the name change, the Board approved the corresponding amendments to the Company’s Memorandum of Association and Articles of Association to reflect the new name.

At the Meeting, the Board of Directors proposes that the following resolution be adopted:

“RESOLVED, to approve changing the Company’s name from “B.O.S Better Online Solutions Ltd.” to “BOS Technologies Ltd.” (in Hebrew: בוס טכנולוגיות בע"מ), or another similar name containing “BOS” or its Hebrew equivalent selected by the Board of Directors and approved by the Registrar.”

“FURTHER RESOLVED, to amend the Company’s Memorandum of Association and Articles of Association to reflect the name change, with such amendments to become effective upon approval by the Israeli Registrar.”

Vote Required

Approval of the resolutions under Proposal 4 requires the affirmative vote of the holders of at least 75% of the voting power of the shares voted in person or by proxy on the proposal.

5.      APPROVAL OF THE COMPANY’S AMENDED AND RESTATED COMPENSATION POLICY.

Under the Companies Law, a public company is required to adopt a compensation policy, which must comply with the terms of the Companies Law and set forth the terms of service and employment of the Company’s directors and officers. The Compensation Policy is to be approved by the Company’s shareholders every three years. The Company’s current compensation policy was approved and adopted by the Company’s shareholders on December 15, 2023.

The principal changes reflected in the proposed Amended and Restated Compensation Policy, compared with the compensation policy approved in 2023, are summarized below.

•        Salary benchmarking. Replaces the peer-group average salary ceiling with a more flexible market-benchmarking framework, generally targeting the median to the 75th percentile, subject to a 90th-percentile ceiling.

•        Annual bonuses. Increases the annual bonus caps from five monthly base salaries to eleven for the CEO and President and six for other Officers. Introduces formula-based bonuses tied to Company profitability and revenue growth for the CEO and division profitability for the President and other eligible Officers. It also provides performance criteria and discretionary awards. For the CEO and President, separate equity awards count toward their respective eleven-month combined ceilings.

•        Commissions. Permits eligible Officers to receive sales commissions based on directly attributable collected net revenue or gross profit, capped annually at 5% of such collected net revenue, or net income commissions capped annually at 7% of the applicable business unit’s net income. Both types of commission count toward, and are not payable in addition to, the applicable annual Bonus Cap of eleven monthly Base Salaries for the CEO and President and six monthly Base Salaries for other Officers. Commission recipients may also receive discretionary or special bonuses for exceeding annual business targets or making an exceptional contribution, but only within the remaining capacity under the applicable Bonus Cap.

•        Equity compensation. Increases the annualized equity-award limits for Officers from five monthly base salaries to eleven for the CEO and the President and six for other Officers. Separate equity awards count toward the applicable base-salary ceilings. Increases the annualized director equity-award limits from US$5,000 to US$10,000.

•        Chairman compensation. Introduces a separate fixed annual cash fee framework for the non-executive Chairman, in lieu of the annual fee and per-meeting participation fees payable to other non-employee directors. Also establishes a separate annualized equity-award limit of US$25,000 for the non-executive Chairman, compared with US$10,000 for other directors.

The form of the proposed Amended and Restated Compensation Policy of the Company attached hereto as Exhibit A includes a Clawback Policy which complies with the Nasdaq listing rules.

At the Meeting, the Board of Directors will propose that the following resolution be adopted:

“RESOLVED, that the Company’s proposed Amended and Restated Compensation Policy in the form attached hereto as Exhibit A, as presented to the shareholders, be, and the same hereby is, approved.”

Vote Required

Under the Companies Law, the approval of this resolution requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either: (i) at least a majority of the voted shares of shareholders who are not Controlling shareholders and who do not have a personal interest in the resolution are voted in favor of the resolution, disregarding abstentions; or (ii) the total number of shares of shareholders, who are not Controlling shareholders and who do not have a personal interest in the resolution, voted against the resolution does not exceed two percent (2%) of the outstanding voting power in the Company.

6.      APPOINTMENT OF INDEPENDENT AUDITORS

The Board of Directors recommends that the shareholders appoint Fahn Kanne & Co. Grant Thornton Israel (“Fahn Kanne”) as the independent auditors of the Company for the year ending December 31, 2026, and for such additional period until the next annual general meeting of shareholders. Fahn Kanne has served as the Company’s independent auditors since 2017.

Pursuant to Section 24.2 to the Company’s Articles of Association, the auditor fees are set by the Company’s Board.

The table below summarizes the audit and other fees paid and accrued by the Company and its consolidated subsidiaries to Fahn Kanne during 2024 and 2025.

	Year Ended December 31, 2025		Year Ended December 31, 2024
	Amount	Percentage	Amount	Percentage
Audit Fees – Grant Thornton(1)	$111,787	100%	$94,338	100%
Other Fees – Grant Thornton(2)	—	—	—	—
Total	$111,787	100%	$94,338	100%

____________

(1)      Audit fees are fees for audit services for each of the years shown in this table, including fees associated with the annual audit and audit services provided in connection with other statutory or regulatory filings.

(2)      Other fees are fees for professional services other than audit fees.

Audit Committee’s pre-approval policies and procedures:

The Audit Committee is responsible for the oversight of the independent auditors’ work, including the approval of services provided by the independent auditors. These services may include audit, audit-related, tax or other services, as described above. On an annual basis, the audit committee may pre-approve audit and non-audit services to be provided to the Company by its auditors, and set a budget for such services. Additional services not covered by the annual pre-approval may be approved by the Audit Committee on a case-by-case basis as the need for such services arises. Any services pre-approved by the Audit Committee must be permitted by applicable law.

At the Meeting, the Board of Directors proposes that the following resolution be adopted:

“RESOLVED, that Fahn Kanne be, and they hereby are, appointed as independent auditors of the Company for the year ending December 31, 2026, and for such additional period until the next annual general meeting of shareholders.”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the foregoing resolution.

7.      REVIEW OF AUDITOR’S REPORT AND FINANCIAL STATEMENTS.

At the Meeting, the Auditor’s Report and the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2025, will be presented for review. The Company’s Audited Consolidated Financial Statements were filed by the Company with the U.S. Securities and Exchange Commission on Form 20-F on March 31, 2026, and appear on its website: www.sec.gov as well as on the Company’s website: www.boscom.com. These financial statements are not a part of this Proxy Statement. This item will not involve a vote of the shareholders.

OTHER BUSINESS

The Meeting is called for the purposes set forth in the Notice accompanying this Proxy Statement. As of the date of the Notice, the Board of Directors knows of no business which will be presented for consideration at the Meeting other than the foregoing matters. However, if any other business properly comes before the Meeting, the persons named in the enclosed proxy will vote upon such matters in accordance with their best judgment.

Shareholder Proposals for the Annual Meeting

Any shareholder of the Company who intends to present a proposal at the Meeting must satisfy the requirements of the Companies Law. For a shareholder proposal to be considered for inclusion in the Meeting, we must receive the written proposal in English at the Company’s offices no later than November 26, 2026.

Exhibit A

AMENDED AND RESTATED COMPENSATION POLICY

Amended and Restated Compensation Policy for Directors and Officers
of B.O.S. Better Online Solutions Ltd.
(the “Company” or “BOS”)

December 2026

Table of Contents

1	Background	A-2
2	The Purpose of the Policy and Definitions	A-2
3	Compensation Objectives	A-2
4	Compensation of Officers	A-3
	4.1 Remuneration Structure and Components	A-3
	4.2 Base Salary for Officers	A-4
	4.3 Benefits and Perquisites for Officers	A-5
	4.4 Bonus — Variable Compensation for Officers	A-5
	4.5 Equity-Based Compensation for Officers	A-9
	4.6 Retirement and Termination of Service Arrangements	A-10
	4.7 Non-Employee Directors’ Compensation	A-10
	4.8 Insurance, Exculpation and Indemnification	A-11
5	Management and Control	A-11
6	The Ratio of Officers’ Compensation to that of other Company Employees	A-12
	Exhibit A — Clawback Policy	A-13

1.      Background

The Israeli Companies Law, 5759-1999 (the “Companies Law”) requires public companies to adopt a compensation policy for their Office Holders and prescribes special approval procedures for their terms of office and employment.

The Board of Directors has appointed a Compensation Committee in accordance with the Companies Law.

Under the Companies Law, the Compensation Committee is responsible for: (i) making recommendations to the Board of Directors with respect to the Compensation Policy applicable to the Company’s Office Holders and any extensions thereto; (ii) providing the Board of Directors with recommendations with respect to any amendments or updates to the Compensation Policy, and periodically reviewing the implementation thereof; (iii) reviewing and approving arrangements with respect to the terms of office and employment of Office Holders; and (iv) determining whether or not to exempt a transaction with a candidate for the position of Chief Executive Officer from shareholder approval.

This amended and restated Compensation Policy (the “Policy”) shall be effective for three years from the date of its approval by the Company’s shareholders, unless amended or replaced earlier in accordance with applicable law. The Compensation Committee and the Board of Directors shall review the Policy and its implementation from time to time, and shall submit it for reapproval as required by the Companies Law.

2.      The Purpose of the Policy and Definitions

The purpose of this Policy is to establish the principles, considerations, components and maximum limits applicable to the compensation of the Company’s Office Holders.

For purposes of this Policy, “Officers” shall mean “Office Holders” as such term is defined in the Companies Law, excluding, unless otherwise expressly indicated, directors who are not employees or service providers of the Company.

Additional Definitions

“Cause” means circumstances constituting cause for immediate termination under applicable law or the applicable approved agreement, including fraud, embezzlement, conviction of an offense involving moral turpitude, willful misconduct, a material breach of fiduciary duty or a material breach of the applicable agreement that is not cured within a reasonable cure period, if curable.

“Fixed Compensation” means Base Salary and recurring benefits and perquisites.

“Variable Compensation” means annual and special bonuses, whether paid in cash or Ordinary Shares, sales commissions, termination payments and the annualized grant-date fair value of equity-based compensation. All such components shall be included in the applicable fixed-to-variable compensation ratio and shall also remain subject to the specific caps set forth in this Policy.

“Market Benchmark” means compensation data for comparable positions at companies selected with reference to industry, revenues, market capitalization, number of employees, geographic labor market, complexity and scope of operations and the relevant Officer’s responsibilities, based on reliable market surveys, peer-company data or other relevant sources.

This Policy does not create any right or entitlement to compensation. Any compensation shall be subject to an approved agreement or award and the approvals required under applicable law. Terms of office and employment approved before the effective date of this Policy shall remain in effect in accordance with their terms, subject to applicable law.

3.      Compensation Objectives

•        Attract, motivate, retain and reward highly experienced personnel in competitive labor markets.

•        Improve business results and strategy implementation, and support the goals of the Company’s work plan from a long-term perspective.

•        Drive Officers to create long-term economic value for the Company.

•        Create appropriate incentives taking into account, inter alia, the Company’s interest in preventing excessive risk taking.

•        Create a clear correlation between an individual’s compensation and both the Company’s and the individual’s performance.

•        Align Officers’ interests with those of the Company and its shareholders and incentivize achievement of long-term goals.

•        Create fair and reasonable incentives, considering the Company’s size, characteristics and type of activity.

•        Support market-driven pay decisions and ensure pay levels are set according to comparable market rates.

•        Create a desired and suitable balance between fixed and variable pay components.

4.      Compensation of Officers

4.1.   Remuneration Structure and Components

Compensation components under this Compensation Policy may include the following:

•        Base Salary — a fixed monetary compensation paid monthly (may also include global overtime payment).

•        Benefits and perquisites — programs designed to supplement cash compensation, based on local market practice for comparable positions and as may be required under applicable law.

•        Annual Bonus — variable compensation, which may be paid in cash or Ordinary Shares as provided in this Policy, designed to reward Officers based on the Company’s results and the achievement of predetermined Company, division and individual goals.

•        Equity-based compensation — variable compensation in the form of options, restricted shares and any other equity-based awards permitted under the Company’s equity compensation plans in effect from time to time, designed to retain Officers, align their interests with those of the shareholders and incentivize the achievement of long-term goals.

•        Other variable and one-time compensation — special bonuses; sales commissions; and retirement and termination of service arrangements, in each case subject to the terms and caps of this Policy.

BOS’ Officers’ remuneration package is tailored to best suit the Company’s characteristics and operations; and is designed to serve the Company’s long-term goals and strike an appropriate balance between encouraging performance and limiting unwarranted risks.

Maximum Relationship Between Fixed and Variable Compensation

Position	Fixed Compensation	Variable Compensation
CEO	20% – 100%	0% – 80%
Non-Sales Officers	25% – 100%	0% – 75%
Sales Officers	15% – 100%	0% – 85%

The percentages above represent each component as a percentage of total annual compensation. Equity-based compensation shall be measured at grant-date fair value and annualized on a linear basis over the applicable vesting period. Sales commissions and termination payments shall be included in Variable Compensation. All such payments shall also remain subject to the specific limits set forth in this Policy. For purposes of calculating the fixed-to-variable compensation ratio, a one-time payment shall be included in the year in which it is paid or recognized as compensation, and Base Salary and recurring benefits shall be calculated on an annualized basis. A payment shall not be counted more than once.

A non-material change in the compensation package of an Officer who reports to the Chief Executive Officer and who is not serving as a director of the Company may be approved solely by the Chief Executive Officer, provided that the terms of compensation of such Officer will continue to meet the requirements of this Compensation Policy.

For these purposes, an aggregate change that does not exceed 10% of the Officer’s total annual compensation, compared with the terms most recently approved by the Compensation Committee and the Board, shall be deemed non-material, provided that the change does not materially alter the structure of the Officer’s compensation and remains consistent with this Policy.

4.2.   Base Salary for Officers

The Base Salary compensates the Officer for the time and effort devoted to performing the Officer’s duties and reflects the Officer’s role, skills, qualifications, experience and market value (the “Base Salary”).

The Base Salary for Officers will be set based on the following considerations:

•        Role and the business responsibilities.

•        Professional experience, education, expertise and qualifications.

•        Previous compensation paid to the Officer, before joining the Company and/or for previous roles within the Company.

•        Internal comparison: (a) the Base Salary of comparable BOS’ Officers; (b) the ratio between the overall compensation of the Officer and the average and median salary of other employees of the Company; and (c) the effect of the salary differences on the workforce atmosphere and relationships.

•        External comparison — the Base Salary of each Officer shall be considered with reference to the applicable Market Benchmark and shall generally target a range between the median and the 75th percentile for comparable positions. The Compensation Committee and the Board may approve compensation above such range based on the Officer’s responsibilities, experience, performance, unique qualifications, retention considerations or other documented circumstances, provided that the Base Salary does not exceed the 90th-percentile ceiling set forth below.

The monthly gross Base Salary of an Officer shall not exceed the 90th percentile of the applicable Market Benchmark for comparable positions, as determined by the Compensation Committee and the Board. In determining the applicable Market Benchmark, the Compensation Committee and the Board may take into account the Officer’s position, responsibilities, experience and geographic location, as well as the Company’s size, industry, complexity and financial condition.

When deciding on increasing an Officer’s Base Salary, the following considerations shall be applied:

•        Changes to the Officer’s scope of responsibilities and business challenges.

•        The Officer’s professional experience, education, expertise, qualifications and achievements in the Company.

•        The need to retain the Officer, including related aspects such as competing job offers or the availability of alternative talent in the relevant labor market.

•        Inflation rate since the last Base Salary update.

•        The Company’s financial state.

•        Internal comparison — (a) Base Salary of comparable BOS’ Officers; (b) the ratio between the overall compensation of the Officer and the average and median salary of other employees of the Company; and (c) the effect of the salary differences on the workforce atmosphere and relationships.

•        External comparison — the applicable Market Benchmark, generally targeting a range between the median and the 75th percentile for comparable positions, subject to the 90th-percentile Base Salary ceiling and the documented considerations set forth in this Policy.

4.3.   Benefits and Perquisites for Officers

BOS’ benefit plans are designed to supplement cash compensation, based on local market practice for comparable positions, and are subject to the Israeli labor laws.

The Company may provide its Officers with market-competitive benefit plans, which may include the following:

•        Pension and savings — subject to applicable law, Officers may be offered a choice between any combination of executive insurance and pension fund.

•        Disability insurance — the Company may purchase disability insurance for its Officers; premium will not exceed 2.5% of the monthly salary.

•        Education fund — Officers may be entitled to employer contributions to an education fund (keren hishtalmut) of up to 7.5% of the applicable salary base, subject to applicable law and the approved terms of office and employment.

•        Convalescence pay — Officers are entitled to convalescence pay according to applicable law.

•        Vacation — Officers are entitled to annual vacation days pursuant to their employment agreement, up to 25 days per annum, and no less than the minimum number required under applicable law.

•        Sick days quota — Officers are entitled to up to 18 paid sick days per annum, but no less than the minimum number required under applicable law.

•        Vehicle — car leasing may be offered to Officers on top of their salaries. The Company may gross up the taxation cost.

•        Meal reimbursements — in accordance with the Company’s policy as in effect from time to time. Any applicable tax shall be borne by the Officer.

•        Medical health insurance — according to Company’s policy.

•        Out-of-pocket expenses — reimbursement in accordance with the Company’s policy.

•        Severance pay — the Company’s liability for severance pay shall be determined in accordance with the Israeli Severance Pay Law, 1963, and Section 14 thereof such that an Officer may be entitled to the release of severance funds even in the event of voluntary resignation.

4.4.   Bonus — Variable Compensation for Officers

The Company’s incentive arrangements may include an annual variable incentive designed to reward Officers based on predetermined Company, division and individual goals (the “Annual Bonus”), as well as the one-time payments and sales commissions described below. Annual Bonus arrangements shall take into account the Company’s profitability, financial condition, cash flow, risk profile and long-term objectives.

Bonus Threshold

As a condition to payment of an Annual Bonus, one or more minimum financial or performance thresholds determined in advance by the Compensation Committee and the Board shall be achieved. Such thresholds may be based on consolidated or divisional net profit, operating profit, EBITDA, cash flow, revenues, gross margin, budget achievement or another measurable criterion. The requirement to establish a predetermined threshold shall not apply to a discretionary bonus granted pursuant to the Discretionary Bonus section below, provided that any such bonus remains subject to the applicable Bonus Cap and to the loss-year limitation in the following sentence. In a year in which the Company does not report a consolidated net profit after taking into account all Officer bonuses, the aggregate Annual Bonus based solely on strategic, operational, individual or discretionary criteria shall not exceed three monthly Base Salaries and shall remain subject to the applicable Bonus Cap.

Bonus Criteria

The Board may establish, for a specific calendar year or as a continuing formulaic arrangement approved as part of an Officer’s terms of office and employment, an Annual Bonus plan for an Officer based on one or more of the following: (i) measurable Company or division goals; (ii) measurable individual goals; and (iii) a discretionary portion, in each case subject to the limits of this Policy.

Measurable Goals

Except for a continuing formulaic arrangement approved as part of an Officer’s terms of office and employment, individual goals for Officers and their respective weights shall be set annually by the Board, according to the Officer’s responsibilities and ability to affect the achievement of such goals. The Board may also resolve not to set individual goals for an Officer, in which case the Officer’s Bonus shall be based on Company or division goals, as applicable.

Goals may be quantitative or qualitative, provided that the degree of achievement can be objectively assessed. Unless a different predetermined payout curve is approved for a binary or milestone-based objective, no amount attributable to a quantitative objective shall be payable if less than 50% of that objective is achieved. Overachievement may be rewarded only within the applicable Bonus Cap.

Measurable criteria for the Bonus may include any one or more of the following criteria, in accordance with the following ranges:

Category	Weight	Measurements may include (non-exhaustive list):
Company and/or Division	70 – 100%

•   Increase in profitability from year to year

•   Increase in the Company’s average share price on the market.

•   Annual growth in revenues

•   Meeting the Company’s budget and work plan.

•   Increase in sales overseas

•   Net profit

•   Prevention of  significant accrual of slow inventory

•   Increase in product offerings by new technologies or solutions

Individual	Up to 30%	• Compliance with individual milestones (i.e. marketing and sales goals; financing goals; operational goals) • Promoting strategic targets • Compliance with corporate governance rules

Discretionary Bonus

The Company may determine that a Bonus will be granted pursuant to non-measurable criteria, in lieu of or in addition to components based on Company, division or individual goals.

With respect to Officers reporting to the CEO, the discretionary portion of the Bonus may constitute up to the entire Bonus, as recommended by the CEO and approved by the Compensation Committee and the Board, in light of such Officer’s contribution to the Company, provided that the Bonus shall in no event exceed the Bonus Cap.

With respect to the CEO, the Compensation Committee and the Board may recommend an additional discretionary Annual Bonus for special achievements for a fiscal year, in addition to the formulaic Annual Bonus components described below, subject to shareholder approval and any other approvals required under applicable law. Any such discretionary Annual Bonus, together with the CEO Net-Profit-Based Bonus, the CEO Revenue-Growth-Based Bonus, any special bonus and the annualized value of any Equity Award counted toward the CEO’s Bonus Cap under this Policy shall not exceed eleven monthly Base Salaries. Any unused portion of the applicable Bonus Cap shall not create an entitlement to additional compensation.

Special Bonus

Officers may receive a special bonus based on outstanding personal achievement as determined by the Board of Directors, following recommendation and approval of the Compensation Committee.

Except for a discretionary Annual Bonus granted to the CEO pursuant to the preceding paragraph, a special bonus shall not exceed two monthly Base Salaries and shall be included in the applicable Bonus Cap.

Bonus Cap

The aggregate Annual Bonus for an Officer, including any profit-based, revenue-growth-based, discretionary or special bonus and any sales or net income commissions, shall not exceed: (i) eleven monthly Base Salaries for the CEO; (ii) eleven monthly Base Salaries for the President; and (iii) six monthly Base Salaries for any other Officer (the “Bonus Cap”). For the CEO and the President, the annualized grant-date fair value of any separate Equity Award attributed to a fiscal year pursuant to Section 4.5 shall be aggregated with the Annual Bonus attributable to that fiscal year for purposes of applying the applicable eleven-monthly-Base-Salary Bonus Cap.

Subject to the specific provisions below, the Annual Bonus may be paid in cash, Ordinary Shares or a combination thereof, as provided in the applicable approved terms of office and employment.

The President Profit-Based Bonus shall be paid in cash. The CEO Net-Profit-Based Bonus, including any quarterly advances and any final annual true-up, shall be paid only in cash. The CEO Revenue-Growth-Based Bonus shall be settled only in Ordinary Shares, subject to Section 102 of the Israeli Income Tax Ordinance, to the extent applicable, the applicable equity compensation plan and trustee arrangements, and all approvals required under applicable law.

Following approval by the Board of the Company’s audited annual consolidated financial statements for the applicable fiscal year, the CEO Revenue-Growth-Based Bonus shall be converted into Ordinary Shares by dividing the amount of such bonus by the weighted average closing price of the Company’s Ordinary Shares on Nasdaq during the 20 trading days preceding the date on which the Board approves such audited annual consolidated financial statements. Ordinary Shares issued solely in settlement of the CEO Revenue-Growth-Based Bonus shall not constitute Equity Awards for purposes of Section 4.5, need not be subject to the vesting requirements set forth therein and shall not be counted a second time against the Bonus Cap. Any separate options or other Equity Award shall be governed by Section 4.5 and shall be counted toward the applicable Bonus Cap as provided above.

CEO Formulaic Annual Bonus

The CEO’s approved terms of office and employment may provide for a formulaic and non-discretionary Annual Bonus consisting of the following two components:

Part A — Net-Profit-Based Bonus.

An amount equal to 3% of the Company’s Adjusted Net Profit for the applicable fiscal year, capped at seven monthly Base Salaries (the “CEO Net-Profit-Based Bonus”). If Adjusted Net Profit is zero or negative, no amount shall be payable under Part A.

The approved terms of office and employment may provide for quarterly advances of the CEO Net-Profit-Based Bonus based on the Company’s cumulative year-to-date Adjusted Net Profit. The amount of each quarterly advance shall not exceed 3% of such cumulative Adjusted Net Profit, less all prior quarterly advances paid for the same fiscal year, and shall remain subject to the seven-monthly-Base-Salary cap applicable to Part A.

Each quarterly advance of the CEO Net-Profit-Based Bonus shall be paid only in cash. The final entitlement under Part A shall be determined following approval by the Board of the Company’s audited annual consolidated financial statements for the applicable fiscal year. Any overpayment of quarterly advances shall be repaid by the CEO or offset against amounts otherwise payable to the CEO, and any remaining amount payable under the final annual calculation shall be paid in cash.

Part B — Revenue-Growth-Based Bonus.

An amount equal to 3% of the positive year-over-year increase in the Company’s consolidated annual revenues (the “Revenue Growth”), capped at four monthly Base Salaries (the “CEO Revenue-Growth-Based Bonus”). If Revenue Growth is zero or negative, no amount shall be payable under Part B.

Part B shall be calculated annually only following approval by the Board of the Company’s audited annual consolidated financial statements for the applicable fiscal year and shall be settled only in Ordinary Shares in accordance with the pricing methodology set forth above. The grant date for Ordinary Shares issued in settlement of Part B shall be the date on which the Board approves such audited annual consolidated financial statements.

The aggregate of the CEO Net-Profit-Based Bonus and the CEO Revenue-Growth-Based Bonus shall not exceed eleven monthly Base Salaries and shall remain subject to the overall CEO Bonus Cap, including any discretionary or special bonus and any Equity Award value counted toward that cap under this Policy.

These formulaic arrangements may remain in effect throughout the term of the approved arrangement without annual reapproval, provided that no material change is made to the applicable rates, calculation methodologies or caps.

For purposes of this Policy, “Adjusted Net Profit” means the consolidated net profit attributable to the Company’s shareholders, as reflected in the Company’s audited annual consolidated financial statements, calculated before deducting any Annual Bonus payable to the CEO and after deducting bonuses payable to other Officers.

For purposes of this Policy, “Revenue Growth” means the amount, if any, by which the Company’s consolidated revenues for the applicable fiscal year exceed its consolidated revenues for the immediately preceding fiscal year, in each case as reflected in the Company’s audited annual consolidated financial statements.

Division-Level Profit-Based Bonuses

The President’s approved terms of office and employment may provide for a formulaic Annual Bonus equal to 4% of the Adjusted Division Profit of the Supply Chain division, capped at eleven monthly Base Salaries (the “President Profit-Based Bonus”). The President Profit-Based Bonus shall be paid in cash. Such formula may remain in effect throughout the term of the approved arrangement without annual reapproval, provided that no material change is made to the 4% rate, the calculation methodology or the Bonus Cap.

Any additional discretionary Annual Bonus to the President may be approved in accordance with the Discretionary Bonus provisions above, provided that the aggregate of the President Profit-Based Bonus, any discretionary or special bonus and the annualized grant-date fair value of any Equity Award attributed to that fiscal year under Section 4.5 shall not exceed eleven monthly Base Salaries.

The approved terms of office and employment of any other Officer responsible for a division may provide for a formulaic Annual Bonus equal to a predetermined percentage of the Adjusted Division Profit of that division, subject in all cases to the Bonus Cap applicable to such Officer. Such formula may remain in effect throughout the term of the approved arrangement without annual reapproval, provided that no material change is made to the applicable percentage, calculation methodology or Bonus Cap.

“Adjusted Division Profit” means the profit measure applicable to the relevant division, as specified in the approved terms of office and employment or commission plan of the relevant Officer, derived from the Company’s audited annual consolidated financial statements and the underlying books and records, calculated before deduction of the applicable Officer’s profit-based bonus or sales or net income based commission and without deduction of management fees paid to the Company and after giving effect to the allocation of corporate overhead, shared expenses, intercompany items and any predetermined adjustments specified in such approved terms.

Sales Commissions

An Officer who performs sales or business-development responsibilities may receive commissions pursuant to an approved employment agreement or commission plan. The formula shall be based on collected net revenue or gross profit directly attributable to the Officer, may include minimum gross-margin and collection requirements and shall include appropriate adjustments for cancellations, returns, credits and bad debts. Annual commissions shall not exceed 5% of the applicable directly attributable collected net revenue, shall count toward, and shall not be payable in addition to, the applicable Bonus Cap, and shall be included in Variable Compensation and shall remain subject to all other limits under this Policy. The CEO may administer targets under an approved plan but may not establish or materially amend an Officer’s commission entitlement without the approvals required by law.

Net Income Commissions

An Officer whose responsibilities have a material and direct effect on the net income of a business unit may receive commissions pursuant to an approved employment agreement or commission plan. The applicable net income measure, including the treatment of corporate overhead, shared expenses, intercompany items, management fees paid to the Company and any other adjustments, shall be specified in the approved employment agreement or commission plan.

Annual commissions shall not exceed 7% of the applicable net income of the business unit, shall count toward, and shall not be payable in addition to, the applicable Bonus Cap, shall be included in Variable Compensation and shall remain subject to all other limits under this Policy. A commission under this provision shall be in lieu of, and not in addition to, any division-level profit-based Annual Bonus payable to the Officer. The CEO may administer targets and calculations under an approved plan but may not establish or materially amend an Officer’s commission entitlement without the approvals required by law.

An Officer may receive either sales commissions or net income commissions, provided that no Officer shall receive both in respect of the same period. An Officer receiving either category of commission may additionally be awarded a discretionary or special bonus in recognition of the achievement of results exceeding annual business targets or an exceptional contribution to the Company, subject to the approval of the CEO and, in all circumstances, compliance with the applicable limits and approval requirements prescribed by this Policy and applicable law, provided that the aggregate of such commissions and any such bonus shall not exceed the applicable Bonus Cap.

Bonus Plan Stipulations

The Bonus plan for each Officer shall be deemed to include the following stipulations:

•        The Board may reduce or cancel an Annual Bonus, subject to contractual obligations, if it determines that payment would be inappropriate in light of the Company’s financial condition, liquidity, cash flow, leverage, risk profile, compliance matters, exceptional events or the Officer’s performance. The reasons for any material reduction or cancellation shall be documented.

•        Compensation Recovery — all incentive-based compensation shall be subject to the Company’s clawback and recoupment policies, including the standalone policy adopted pursuant to Section 10D of the Securities Exchange Act of 1934, Rule 10D-1 and Nasdaq Rule 5608, as amended. The mandatory clawback policy may be amended from time to time to comply with applicable law without requiring an amendment to this Policy. In addition, each Officer shall be required to repay to the Company any compensation paid on the basis of data that was subsequently found to be erroneous and restated in the Company’s financial statements, to the extent required under the Companies Law.

A reference copy of the standalone Clawback Policy is attached as Exhibit A.

4.5.   Equity-Based Compensation for Officers

BOS’ variable equity-based compensation is designed to retain Officers, align Officers’ and shareholders’ interests and incentivize achievement of long-term goals.

The Company may grant Officers share options, restricted shares and any other equity-based awards permitted under the Company’s equity compensation plans in effect from time to time (collectively, “Equity Awards”).

Cap on the Value of Equity Awards

The grant-date fair value of all Equity Awards granted to an Officer, annualized on a linear basis for each year of vesting, shall not exceed: (i) eleven monthly Base Salaries for the CEO and the President per year of vesting; and (ii) six monthly Base Salaries for any other Officer per year of vesting, in each case based on the Officer’s Base Salary in effect on the grant date.

For purposes of the Base-Salary caps, the grant-date fair value of a separate Equity Award shall be allocated on a linear basis over its vesting period, and the portion attributed to each vesting year shall be counted, together with the Annual Bonus and any discretionary or special bonus attributable to that year, toward the applicable cap. Ordinary Shares issued solely in settlement of an earned Annual Bonus are not separate Equity Awards for this purpose.

General Guidelines for Equity Awards:

•        Equity Awards shall be individually determined and awarded by the Board based on the Officer’s performance, skills, qualifications, experience, role, responsibilities, retention considerations and expected contribution to long-term value creation.

•        At any time, all outstanding Equity Awards granted to Officers and directors shall not represent more than 15% of the Company’s outstanding shares on a fully diluted basis, subject to the applicable equity plan, shareholder approvals and Nasdaq requirements.

•        Vesting schedule — Equity Awards shall vest annually over a period of three years, in three equal portions, creating desired long-term incentives for the Officers.

•        Exercise Price — the exercise price of an option shall be set according to the weighted average closing price of the Ordinary Shares on the applicable stock market during the 20 trading days preceding the date of grant. This provision shall not apply to restricted shares or any other full-value awards permitted under the applicable equity plan.

•        Options may have an exercise period of up to five years from the date of grant, subject to any shorter post-termination exercise period under the applicable award agreement and equity plan.

All other terms of Equity Awards, including treatment upon termination and adjustments in corporate transactions, shall be determined by the Compensation Committee and the Board in accordance with applicable law and the applicable equity plan.

The Board may impose a cap on the realizable or exercise value of an Equity Award if it determines that such a cap is appropriate.

4.6.   Retirement and Termination of Service Arrangements

Advance notice

An Officer may be entitled to advance notice of up to three months (the “Notice Period”). During the Notice Period, the Officer shall continue to perform his or her duties unless the Board, with respect to the CEO, or the CEO, with respect to another Officer, places the Officer on leave or elects to make payment in lieu of notice. Salary and recurring benefits shall continue during the Notice Period. No Notice Period shall be required following termination for Cause.

Adaptation Grant

Following termination by the Company other than for Cause, an Officer who has completed five years or more of service may be eligible for an adaptation grant in addition to the Notice Period, as set forth below:

Officer	Less than 5 years with the Company	5 years or more with the Company
President/CEO	—	3 Base Salaries
Other Officers	—	3 Base Salaries

An adaptation grant shall be subject to the approvals required under applicable law and shall be determined based on the duration and terms of service, the Company’s performance, the Officer’s contribution and the circumstances of termination.

In no event shall the aggregate value of the Notice Period and any adaptation grant exceed six monthly Base Salaries.

4.7.   Non-Employee Directors’ Compensation

Non-employee directors of BOS may receive an annual payment and per-meeting participation payment not exceeding the maximum amounts payable to the external directors of the Company (whether or not the Company has serving external directors at the relevant time) pursuant to the Regulations of External Directors, and may be reimbursed for out-of-pocket expenses.

For the purposes of this Compensation Policy, “Regulations of External Directors” shall mean the Companies Regulations (Rules on Remuneration and Expenses of External Directors), 2000, and the Companies Regulations (Relief for Public Companies Traded on a Stock Exchange Outside of Israel), 2000, as such regulations may be amended from time to time.

In recognition of the additional time, associated with the Chairman position, a non-executive Chairman of the Board may receive each year, instead of the annual payment and per-meeting participation payments payable to other non-employee directors pursuant to the Regulations of External Directors, a fixed amount that covers both such annual payment and per-meeting participation payments. Such fixed amount may not exceed three times the annual payment payable to another non-employee director pursuant to the Regulations of External Directors.

The compensation for the directors (excluding external directors and members of the Compensation Committee) may be paid in Ordinary Shares instead of in cash. Payment in the Company’s Ordinary Shares is made according to the following terms:

•        Payment once a year, at the end of each calendar year.

•        The price per share used for the share consideration calculation will be equal to the weighted average closing price of the Ordinary Shares on the applicable stock market during the 20 trading days ending on December 31st of the applicable year.

In addition, members of the Board, including the non-executive Chairman, may be granted equity-based compensation. The grant-date fair value, annualized on a linear basis over the vesting period, shall not exceed US$10,000 per year of vesting for each director and US$25,000 per year of vesting for the non-executive Chairman. Awards shall vest annually over a period of three years, in three equal portions, and shall not create an automatic entitlement, all subject to applicable law, the equity plan and the approvals required for the specific grant.

The Company may pay additional fees to a director for bona fide services that are outside the ordinary scope of the director’s duties, including consulting services, finder services, investment-banking services, business development services or other commercial services, only if the services are necessary and in the Company’s best interests, the terms are on an arm’s-length and market basis, the director does not participate in the deliberation or vote, the applicable approvals under the Companies Law are obtained, and the Board determines that the arrangement does not impair the director’s independence or committee eligibility under Nasdaq rules.

4.8.   Insurance, Exculpation and Indemnification

The Company may maintain D&O liability insurance for its directors and Officers, in such scope and under such terms as determined from time to time by the Board of Directors pursuant to the requirements of the Companies Law.

The Company’s D&O policy may provide liability coverage of up to US$5 million per claim and in the aggregate for the policy period. The Company may also purchase run-off, public-offering, transaction-specific or other additional coverage on market terms if the Compensation Committee and the Board determine that the premiums and deductibles are reasonable and not material to the Company. The Company may exculpate an Officer from liability to the Company for a breach of the duty of care, and may indemnify and insure its Officers, in each case only to the extent permitted by the Companies Law, the Company’s Articles of Association and the applicable undertaking or policy.

5.      Management and Control

The Board of Directors shall:

(a)     Review this Policy and its implementation and from time to time assess the need for updates.

(b)    Review this Policy whenever business conditions shall warrant such a review.

(c)     When examining this Policy and compensation plans, take into account, inter alia, the Company’s profits, revenues, cash flow and financial condition, market conditions, business plan, risk profile, the effect of compensation arrangements on the Company’s performance and work relations, compliance with the fixed-to-variable ratios and employee-compensation ratio and any other relevant circumstances.

This Policy will be submitted for shareholders’ approval at least once every three years.

6.      The Ratio of Officers’ Compensation to that of other Company Employees

The ratio of the total annual cost of compensation of each Officer, including the President and CEO, to the average and median total annual cost of compensation, calculated on a consistent basis, of the other employees of the Company, including contractor employees engaged by the Company, shall not exceed 15:1.

The Compensation Committee and the Board consider the maximum ratio to be reasonable and appropriate in light of the Officers’ responsibilities and the Company’s size and characteristics and do not expect it to adversely affect work relations.

Exhibit A —

Clawback Policy

1.     Purpose

This Clawback Policy describes the circumstances under which Covered Persons of B.O.S. Better Online Solutions Ltd and its direct or indirect subsidiaries (the “Company”) will be required to repay or return Erroneously-Awarded Compensation. This policy is maintained as a standalone policy and shall be construed in accordance with Section 10D of the Securities Exchange Act of 1934, Rule 10D-1, Nasdaq Rule 5608, in each case as amended, and the Israeli Companies Law, 5759-1999. If this reference copy conflicts with the Company’s then-effective mandatory clawback policy, the then-effective mandatory clawback policy shall prevail.

2.     Definitions

For purposes of this Policy, the following capitalized terms shall have the meaning set forth below:

2.1.     “Accounting Restatement” means an accounting restatement (i) due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including a restatement to correct an error in previously issued financial statements that is material to those financial statements (a “Big R” restatement), or (ii) that corrects an error that is not material to previously issued financial statements but would result in a material misstatement if the error were corrected, or left uncorrected, in the current period (a “little r” restatement).

2.2.     “Board” shall mean the Board of Directors of the Company.

2.3.     “Clawback-Eligible Incentive Compensation” means, in connection with an Accounting Restatement, any Incentive-Based Compensation Received by a Covered Person (regardless of whether such Covered Person was serving at the time that Erroneously-Awarded Compensation is required to be repaid) (i) on or after October 2, 2023, (ii) after beginning service as an Executive Officer, (iii) while the person served as an Executive Officer at any time during the performance period for such Incentive-Based Compensation, (iv) while the Company had a class of securities listed on a national securities exchange or national securities association and (v) during the Clawback Period.

2.4.     “Clawback Period” shall mean, with respect to any Accounting Restatement, the three completed fiscal years immediately preceding the Restatement Date and any transition period (that results from a change in the Company’s fiscal year) of less than nine months within or immediately following those three completed fiscal years.

2.5.     “Committee” shall mean the Compensation Committee of the Board.

2.6.     “Covered Person” means any person who is, or was at any time during the Clawback Period, an Executive Officer of the Company. For the avoidance of doubt, a Covered Person may include a former Executive Officer who left the Company, retired or transitioned to an employee role, including after serving as an Executive Officer in an interim capacity, during the Clawback Period.

2.7.     “Erroneously-Awarded Compensation” shall mean the amount of Clawback-Eligible Incentive Compensation that exceeds the amount of Incentive-Based Compensation that otherwise would have been Received had it been determined based on the restated amounts. This amount must be computed without regard to any taxes paid.

2.8.     “Executive Officer” means the Company’s president, principal financial officer, principal accounting officer or, if there is no principal accounting officer, the controller; any vice president in charge of a principal business unit, division or function, such as sales, administration or finance; any other officer who performs a policy-making function for the Company; and any other person, including an officer of a Company’s subsidiary, who performs similar policy-making functions for the Company. For the avoidance of doubt, all persons who qualify as executive officers under Rule 401(b) of Regulation S-K or under Israeli law shall be deemed Executive Officers.

2.9.     “Financial Reporting Measures” shall mean measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and all other measures that are derived wholly or in part from such measures. For purposes of this Policy, Financial Reporting Measures shall include stock price and total shareholder return (and any measures that are derived wholly or in part from stock price or total shareholder return).

2.10.   “Incentive-Based Compensation” shall have the meaning set forth in section 3 below.

2.11.   “Nasdaq” shall mean The Nasdaq Stock Market.

2.12.   “Policy” shall mean this Policy, as the same may be amended and/or restated from time to time.

2.13.   “Received” shall mean Incentive-Based Compensation received, or deemed to be received, in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation is attained, even if the payment or grant occurs after the fiscal period.

2.14.   “Repayment Agreement” shall have the meaning set forth in section 5 below.

2.15.   “Restatement Date” shall mean the earlier of (i) the date the Board, a committee of the Board or the officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement, or (ii) the date that a court, regulator or other legally authorized body directs the Company to prepare an Accounting Restatement.

2.16.   “SARs” shall mean stock appreciation rights.

2.17.   “SEC” shall mean the U.S. Securities and Exchange Commission.

3.     Incentive-Based Compensation

“Incentive-Based Compensation” shall mean any compensation that is granted, earned or vested wholly or in part upon the attainment of a Financial Reporting Measure.

Recovery under this Policy is mandatory on a no-fault basis and does not depend on whether a Covered Person engaged in misconduct or was responsible for the Accounting Restatement.

For purposes of this Policy, specific examples of Incentive-Based Compensation include, but are not limited to:

•        Non-equity incentive plan awards that are earned based, wholly or in part, based on satisfaction of a Financial Reporting Measure performance goal;

•        Bonuses paid from a “bonus pool,” the size of which is determined, wholly or in part, based on satisfaction of a Financial Reporting Measure performance goal;

•        Other cash awards based on satisfaction of a Financial Reporting Measure performance goal;

•        Restricted stock, restricted stock units, performance share units, stock options and SARs that are granted or become vested, wholly or in part, on satisfaction of a Financial Reporting Measure performance goal; and

•        Proceeds received upon the sale of shares acquired through an incentive plan that were granted or vested based, wholly or in part, on satisfaction of a Financial Reporting Measure performance goal.

For purposes of this Policy, Incentive-Based Compensation excludes:

•        Any base salaries (except with respect to any salary increases earned, wholly or in part, based on satisfaction of a Financial Reporting Measure performance goal);

•        Bonuses paid solely at the discretion of the Committee or Board that are not paid from a “bonus pool” that is determined by satisfying a Financial Reporting Measure performance goal;

•         Bonuses paid solely upon satisfying one or more subjective standards and/or completion of a specified employment period;

•         Non-equity incentive plan awards earned solely upon satisfying one or more strategic measures or operational measures; and

•        Equity awards that vest solely based on the passage of time and/or satisfaction of one or more non-Financial Reporting Measures.

4.     Determination and Calculation of Erroneously-Awarded Compensation

In the event of an Accounting Restatement, the Committee shall promptly determine the amount of any Erroneously-Awarded Compensation for each Executive Officer in connection with such Accounting Restatement and shall promptly thereafter provide each Executive Officer with a written notice containing the amount of Erroneously-Awarded Compensation and a demand for repayment or return, as applicable.

4.1.     Cash Awards. With respect to cash awards, the Erroneously-Awarded Compensation is the difference between the amount of the cash award (whether payable as a lump sum or over time) that was Received and the amount that should have been received applying the restated Financial Reporting Measure.

4.2.     Cash Awards Paid From Bonus Pools. With respect to cash awards paid from bonus pools, the Erroneously-Awarded Compensation is the pro rata portion of any deficiency that results from the aggregate bonus pool that is reduced based on applying the restated Financial Reporting Measure.

4.3.     Equity Awards. With respect to equity awards, if the shares, options or SARs are still held at the time of recovery, the Erroneously-Awarded Compensation is the number of such securities Received in excess of the number that should have been received after applying the restated Financial Reporting Measure (or the value in excess of that number). If the options or SARs have been exercised, but the underlying shares have not been sold, the Erroneously-Awarded Compensation is the number of shares underlying the excess options or SARs (or the value thereof). If the underlying shares have already been sold, then the Committee and Board shall determine the amount which most reasonably estimates the Erroneously-Awarded Compensation.

4.4.     Compensation Based on Stock Price or Total Shareholder Return. For Incentive-Based Compensation based on (or derived from) stock price or total shareholder return, where the amount of Erroneously-Awarded Compensation is not subject to mathematical recalculation directly from the information in the applicable Accounting Restatement, the amount shall be determined by the Committee and Board based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or total shareholder return upon which the Incentive-Based Compensation was Received (in which case, the Committee and Board shall maintain documentation of such determination of that reasonable estimate and provide such documentation to Nasdaq in accordance with applicable listing standards).

5.     Recovery of Erroneously-Awarded Compensation

Once the Committee and Board have determined the amount of Erroneously-Awarded Compensation recoverable from the applicable Covered Person, the Committee and Board shall take all necessary actions to recover the Erroneously-Awarded Compensation. Unless otherwise determined by the Committee and Board, the Committee and Board shall pursue the recovery of Erroneously-Awarded Compensation in accordance with the below:

5.1.     Cash Awards. With respect to cash awards, the Committee and Board shall either (i) require the Covered Person to repay the Erroneously-Awarded Compensation in a lump sum in cash (or such property as the Committee and Board agrees to accept with a value equal to such Erroneously-Awarded Compensation) reasonably promptly following the Restatement Date or (ii) if approved by the Committee and Board, offer to enter into a Repayment Agreement (as defined below). If the Covered Person accepts such offer and signs the Repayment Agreement within a reasonable time as determined by the Committee, the Company shall countersign such Repayment Agreement.

5.2.     Unvested Equity Awards. With respect to those equity awards that have not yet vested, the Committee and Board shall take all necessary action to cancel, or otherwise cause to be forfeited, the awards in the amount of the Erroneously-Awarded Compensation.

5.3.     Vested Equity Awards. With respect to those equity awards that have vested and the underlying shares have not been sold, the Committee and Board shall take all necessary action to cause the Covered Person to deliver and surrender the underlying shares in the amount of the Erroneously-Awarded Compensation.

In the event that the Covered Person has sold the underlying shares, the Committee and Board shall either (i) require the Covered Person to repay the Erroneously-Awarded Compensation in a lump sum in cash (or such property as the Committee and Board agree to accept with a value equal to such Erroneously-Awarded Compensation) reasonably promptly following the Restatement Date or (ii) if approved by the Committee and Board, offer to enter into a Repayment Agreement. If the Covered Person accepts such offer and signs the Repayment Agreement within a reasonable time as determined by the Committee, the Company shall countersign such Repayment Agreement.

5.4.     Repayment Agreement. “Repayment Agreement” means an agreement in a form reasonably acceptable to the Committee that provides for recovery of Erroneously-Awarded Compensation as promptly as reasonably practicable and does not delay recovery in a manner inconsistent with Rule 10D-1 or Nasdaq Rule 5608.

5.5.     Effect of Non-Repayment. If a Covered Person fails to repay Erroneously-Awarded Compensation when due, the Company shall take all reasonable and appropriate actions to recover it. Such actions may include legal proceedings, offset against future compensation to the extent permitted by applicable law and contract and other remedies determined by the Committee.

The Committee and Board shall have broad discretion to determine the appropriate means of recovery of Erroneously-Awarded Compensation based on all applicable facts and circumstances and taking into account the time value of money and the cost to shareholders of delaying recovery. However, in no event may the Company accept an amount that is less than the amount of Erroneously-Awarded Compensation in satisfaction of a Covered Person’s obligations hereunder.

6.     Limited Exceptions — Impracticability

Notwithstanding anything herein to the contrary, the Company shall not be required to take action to recover Erroneously-Awarded Compensation if any one of the following conditions are met and the Committee and Board determine that recovery would be impracticable:

6.1.     The direct expenses paid to a third party to assist in enforcing this Policy against a Covered Person would exceed the amount to be recovered, after the Company has made a reasonable attempt to recover the applicable Erroneously-Awarded Compensation, documented such attempts and provided such documentation to Nasdaq;

6.2.     Recovery would violate home country law where that law was adopted prior to November 28, 2022, provided that, before determining that it would be impracticable to recover any amount of Erroneously-Awarded Compensation based on violation of home country law, the Company has obtained an opinion of home country counsel, acceptable to Nasdaq, that recovery would result in such a violation and a copy of the opinion is provided to Nasdaq; or

6.3.     Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

7.     Reporting and Disclosure Requirements

The Company shall file all disclosures relating to this Policy in accordance with the federal securities laws and the rules of Nasdaq.

8.     Effective Date

This Policy shall apply to any Incentive-Based Compensation Received on or after October 2, 2023.

9.     No Indemnification

The Company shall not indemnify any Covered Person against the loss of Erroneously-Awarded Compensation and shall not pay, or reimburse any Covered Persons for premiums, for any insurance policy to fund such Covered Person’s potential recovery obligations.

10.   Administration

The Committee shall administer this Policy and shall make the determinations and interpretations and take the actions it considers necessary, appropriate or advisable, subject to applicable law. The Board shall act to the extent required by Israeli law or otherwise determined appropriate by the Committee.

11.   Amendment

The Committee and thereafter, the Board may amend this Policy from time to time as and when the Committee and the Board determine that it is legally required by the Companies Law, any federal securities laws, SEC rule or the rules of any national securities exchange or national securities association on which the Company’s securities are then listed. Notwithstanding anything in this section 11 to the contrary, no amendment or termination of this Policy shall be effective if such amendment or termination would (after taking into account any actions taken by the Company contemporaneously with such amendment or termination) cause the Company to violate the Companies Law, any federal securities laws, SEC rule, or the rules of any national securities exchange or national securities association on which the Company’s securities are then listed.

12.   Other Recoupment Rights; No Additional Payments

This Policy will be applied to the fullest extent of the law. The adoption of this Policy does not derogate from any recoupment rights the Company may have under any employment agreement, equity award agreement or any other agreement entered into on or after October 2, 2023. Nothing in this Policy limits recoupment rights that may apply to other Office Holders under Israeli law or under any other Company policy or agreement. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other rights under applicable law, regulation or rule or pursuant to any similar policy in any employment agreement, equity plan, equity award agreement or similar arrangement and any other legal remedies available to the Company. However, this Policy shall not provide for recovery of Incentive-Based Compensation that the Company has already recovered pursuant to Section 304 of the Sarbanes-Oxley Act or other recovery obligations.

13.   Successors

This Policy shall be binding and enforceable against all Covered Persons and their beneficiaries, heirs, executors, administrators or other legal representatives.